May 17, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          Loews Corporation (the “Company”)
Comment Letter dated April 21, 2006
Form 10-K for year ended December 31, 2005
Filed on March 10, 2006
File No. 001-06541

VIA EDGAR FILING AND FACSIMILE TRANSMISSION -202-772-9217

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated April 21, 2006 from the staff of the Commission (the “Comment Letter”) with regard to the above captioned filing. Our responses to the Comment Letter, as set forth below are consistent with the responses to be provided separately by our subsidiary, CNA Financial Corporation (“CNA”), and are organized by reference to the applicable numbers used in the Comment Letter. For your convenience, the comments presented in the Comment Letter have been repeated herein and are followed by our responses.

Form 10-K for the fiscal year ended December 31, 2005

Critical Accounting Estimates, page 67

Reserves - Estimates and Uncertainties, page 72

1.
We believe your disclosure regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please provide in disclosure-type format the following:

•
A description of the reserve process by tail as it appears that you apply distinctive reserve methodologies for short-tail and long-tail contracts. Your current disclosures do not appear to fully describe how the process is different (i.e. actuarial method and/or assumptions used) for the short vs. long-tail business.

•	Describe what types of business make up each tail.
•	Describe the methodologies used to calculate and evaluate the reserves for each tail or type of business. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other methods considered.
•
It is our understanding that included in the actuarially determined loss reserves for property and casualty insurance is a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. It appears that as a result of a similar provision, your recorded estimates are slightly higher than the actuarially determined point estimates. Please describe how management determined its provision for uncertainty and quantify the provision for uncertainty for each period presented.

•
Specify the few major assumptions identified as key in determining the reserves for each tail or type of business of those currently disclosed on page 72. These key assumptions should be factors likely to drive the sensitivity of the loss reserve estimates disclosed on page 74.

•	Discuss how each of your key assumptions has changed historically over the periods presented.
•
Discuss how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.

•
We note your discussion of the estimated volatility in gross carried reserves by segment provided on page 74. Provide a revised quantitative and narrative discussion by tail or by type of business that links this discussion to the revised discussion of your key assumptions. We believe that disclosure that disaggregates inherently different lines or tails is more meaningful. This discussion should focus on the reasonably likely changes in those key assumptions identified above that caused management to arrive at the volatility presented.

Company Response

In future filings, the Company will provide expanded discussion on the process used by CNA to estimate property and casualty loss reserves to clarify the judgments and uncertainties surrounding the estimate. The paragraphs that follow reflect the substance of additional disclosures the Company intends to add to its Management’s Discussion and Analysis in future filings. Discussion of reserve development in those future filings will be linked back to the reserve process discussion.

In developing loss and loss adjustment expense (“loss” or “losses”) reserve estimates, CNA’s actuaries perform detailed reserve analyses that are staggered throughout the year. The data is organized at a “product” level. A product can be a line of business covering a subset of insureds such as commercial automobile liability for small and middle market customers, it can encompass several lines of business provided to a specific set of customers such as dentists, or it can be a particular type of claim such as construction defect. Every product is analyzed at least once during the year, and many products are analyzed multiple times. The analyses generally review losses gross of ceded reinsurance and apply the ceded reinsurance terms to the gross estimates to establish estimates net of reinsurance. In addition to the detailed analyses, CNA reviews actual losses emerged versus expectations for all products each quarter.

The detailed analyses use a variety of generally accepted actuarial methods and techniques to produce a number of estimates of ultimate loss. CNA’s actuaries determine a point estimate of ultimate loss by reviewing the various estimates and assigning weight to each estimate given the characteristics of the product being reviewed. The reserve estimate is the difference between the estimated ultimate loss and the losses paid to date. The difference between the estimated ultimate loss and the case incurred loss (paid loss plus case reserve) is IBNR (incurred but not reported). IBNR calculated as such includes a provision for development on known cases (supplemental development) as well as a provision for claims that have occurred but have not yet been reported (pure IBNR).

Most of CNA’s business can be characterized as long-tail. For long-tail business, it will generally be several years between the time the business is written and the time when all claims are settled. CNA’s long-tail exposures include commercial automobile liability, workers compensation, general liability, medical malpractice, other professional liability coverages, assumed reinsurance run-off, and products liability. Short-tail exposures include property, commercial automobile physical damage, marine and warranty. Each of CNA’s property/casualty segments, Standard Lines, Specialty Lines and Corporate and Other Non-Core, contain both long-tail and short-tail exposures.

The methods used to project ultimate loss for both long-tail and short-tail exposures include, but are not limited to, the following:

•	Paid Development,
•	Incurred Development,
•	Loss Ratio,
•	Bornhuetter-Ferguson Using Premiums and Paid Loss,
•	Bornhuetter-Ferguson Using Premiums and Incurred Loss, and
•	Average Loss.

The paid development method estimates ultimate losses by reviewing paid loss patterns and applying them to accident years with further expected changes in paid loss. Because this method assumes that losses are paid at a consistent rate, changes in claim processing can impact the results. Since the method does not rely on case reserves, it is not directly influenced by changes in the adequacy of case reserves.

For many products, paid loss data for recent periods may be too immature or erratic for accurate predictions. This situation often exists for long-tail exposures. In addition, changes in settlement patterns or large claim payments may result in inconsistent payment patterns. Finally, estimating the paid loss pattern subsequent to the most mature point available in the data analyzed often involves considerable uncertainty for long-tail products such as workers compensation.

The incurred development method is similar to the paid development method, but it uses case incurred losses instead of paid losses. Since the method uses more data (case reserves in addition to paid losses) than the paid development method, the incurred development patterns may be less variable than paid patterns. However, the inclusion of case reserves can lead to distortions if changes in case reserving have taken place, and the use of case incurred losses may not eliminate the issues associated with estimating the incurred loss pattern subsequent to the most mature point available.

The loss ratio method multiplies premiums by an expected loss ratio to produce ultimate loss estimates for each accident year. This method may be useful if loss development patterns are inconsistent, losses emerge very slowly, or there is relatively little loss history from which to estimate future losses. The expected loss ratio is normally estimated from earlier accident years or pricing studies with adjustments for inflationary trends, frequency trends, rate changes, underwriting changes, and other applicable factors.

The Bornhuetter-Ferguson using premiums and paid loss method is a combination of the paid development approach and the loss ratio approach. The method determines expected loss ratios based on historical loss experience, inflationary trends, frequency trends, rate changes, underwriting changes, and other applicable factors. The method assumes that only future losses will develop at the expected loss ratio level. The percent of paid loss to ultimate loss implied from the paid development method is used to determine what percentage of ultimate loss is yet to be paid. This estimate of losses yet to be paid is added to current paid losses to estimate the ultimate loss for each year. This method will react very slowly if actual ultimate loss ratios are different from expectations due to changes not accounted for by the expected loss ratio calculation.

The Bornhuetter-Ferguson using premiums and incurred loss method is similar to the Bornhuetter-Ferguson using premiums and paid loss method except that it uses case incurred losses. The use of case incurred losses instead of paid losses can result in development patterns that are less variable than paid patterns. However, the inclusion of case reserves can lead to distortions if changes in case reserving have taken place.

The average loss method multiplies a projected number of ultimate claims by an estimated ultimate average loss for each accident year to produce ultimate loss estimates. Since projections of the ultimate number of claims are often less variable than projections of ultimate loss, this method can provide more reliable results for products where loss development patterns are inconsistent or too variable to be relied on exclusively. In addition, this method can more directly account for changes in coverage that impact the number and size of claims. However, this method can be difficult to apply to situations where very large claims or a substantial number of unusual claims result in volatile average claim sizes.

For other more complex products where the above methods may not produce reliable indications, CNA uses additional methods tailored to the characteristics of the specific situation. Such products include construction defect losses and asbestos, pollution, and mass tort (APMT).

For construction defect losses, CNA’s actuaries organize losses by report year. Report year groups claims by the year in which they were reported. To estimate losses from claims that have not been reported, various extrapolation techniques are applied to the pattern of claims that have been reported to estimate the number of claims yet to be reported. An average claim size is determined from past experience and applied to the number of unreported claims to estimate reserves for these claims.

For APMT, CNA regularly monitors its exposures, including reviews of loss activity, regulatory developments and court rulings. In addition, CNA performs a comprehensive ground-up analysis on its exposures annually. CNA’s actuaries, in conjunction with CNA’s specialized claim unit, use various modeling techniques to estimate CNA’s overall exposure to known accounts. CNA’s actuaries use this information and additional modeling techniques to develop loss distributions and claim reporting patterns to determine reserves for accounts that will report APMT exposure in the future.

For many exposures, especially those that can be considered long-tail, a particular accident year may not have a sufficient volume of paid losses to produce a statistically reliable estimate of ultimate losses. In such a case, CNA’s actuaries typically assign more weight to the incurred development method than to the paid development method. As claims continue to settle and the volume of paid loss increases, the actuaries may assign additional weight to the paid development method. For most of CNA’s products, even the incurred losses for accident years that are early in the claim settlement process will not be of sufficient volume to produce a reliable estimate of ultimate losses. In these cases, CNA’s actuaries will not assign any weight to the paid and incurred development methods. The actuaries will use loss ratio, Bornhuetter-Ferguson and average loss methods. For short-tail exposures, the paid and incurred development methods can often be relied on sooner primarily because CNA’s history includes a sufficient number of years to cover the entire period over which paid and incurred losses are expected to change. However, CNA’s actuaries may also use loss ratio, Bornhuetter-Ferguson and average loss methods for short-tail exposures.

Each quarter, the results of the detailed reserve reviews are summarized and discussed with CNA’s senior management to determine the best estimate of reserves. This group considers many factors to make this decision. The factors include, but are not limited to, the historical pattern and volatility of the actuarial indications, the sensitivity of the actuarial indications to changes in paid and incurred loss patterns, the consistency of claims handling processes, the consistency of case reserving practices, changes in CNA’s pricing and underwriting, and overall pricing and underwriting trends in the insurance market. This process results in CNA’s management’s best estimate which is then recorded as the loss reserve.

Currently, CNA’s reserves are slightly higher than the actuarial point estimate. For Standard and Specialty Lines, the difference is due to the two most recent complete accident years. The claim data from these accident years is very immature. CNA believes that it is prudent to wait until actual experience confirms that the loss reserves should be adjusted. For Corporate and Other Non-Core, the carried reserve is slightly higher than the actuarial point estimate. While the actuarial estimates for APMT exposures reflect current knowledge, CNA feels it is prudent, based on the history of developments in this area, to reflect some volatility in the carried reserve until the ultimate outcome of the issues associated with these exposures is clearer.

The key assumptions fundamental to the reserving process are often different for various products and accident years. Some of these assumptions are explicit assumptions that are required of a particular method, but most of the assumptions are implicit and can not be precisely quantified. An example of an explicit assumption is the pattern employed in the paid development method. However, the assumed pattern is itself based on several implicit assumptions such as the impact of inflation on medical costs and the rate at which claim professionals close claims. As a result, the effect on reserve estimates of a particular change in assumptions usually can not be specifically quantified, and changes in these assumptions can not be tracked over time.

With regard to the Staff’s comment regarding the discussion of estimated volatility on page 74, in future filings the Company will add the bolded text included in the paragraph below as part of the CNA segment disclosure.

The estimated volatility noted above does not represent an actuarial range around CNA’s gross loss reserves, and it does not represent the range of all possible outcomes. The volatility represents an estimate of the inherent volatility associated with estimating loss reserves for the specific type of business written by each segment, and along with the associated reserve balances, allows for the quantification of potential earnings impacts in future reporting periods. The volatility is estimated from the variability exhibited by the various actuarial methods and techniques used by CNA’s actuaries to estimate ultimate loss and loss adjustment expense. The primary characteristics influencing the estimated level of volatility are the length of the claim settlement period, the potential for changes in medical and other claim costs, changes in the level of litigation or other dispute resolution processes, changes in the legal environment and the potential for different types of injuries emerging. Ceded reinsurance arrangements may reduce the volatility. Since ceded reinsurance arrangements vary by year, volatility in gross reserves may not result in comparable impacts to net income or stockholders’ equity.

2.
It is our understanding that companies calculate the estimated ultimate unpaid liability first and then reduce that number by paid claims and by case reserves to arrive to the IBNR reserve. Please provide to us in disclosure-type format an explanation that clarifies how you develop your IBNR reserves.

Company Response

The Company believes it has responded to this comment in its response to Comment 1. The relevant language included in the response to Comment 1 is as follows:

The reserve estimate is the difference between the estimated ultimate loss and the losses paid to date. The difference between the estimated ultimate loss and the case incurred loss (paid loss plus case reserve) is IBNR (incurred but not reported). IBNR calculated as such includes a provision for development on known cases (supplemental development) as well as a provision for claims that have occurred but have not yet been reported (pure IBNR).

Liquidity and Capital Resources, page 104

Contractual Cash Payment Obligations, page 112

3. It does not appear that you included the interest obligations related to the debt in this table. Please provide to us in disclosure type format a revised presentation of this table that includes these interest obligations.

Company Response
The Company will include this information in future Form10-K filings and has included this disclosure in the Form 10-Q for the quarter ended March 31, 2006, filed as of May 2, 2006.

Consolidated Financial Statements - December 31, 2005

Note 9. Claim and Claim Adjustment Expense Reserves, page 167

2005 Net Prior Year Development, page 176

4.
We note that the amounts disclosed throughout these discussions do not appear to agree in all instances. For example, you disclose “Other” reserve development as $1,037 million in the table at the bottom of page [169]. Your loss development table discloses $991 million in deficiency for the most recent year. In the first paragraph under the heading you disclose development of $807 million. The table on page [175] titled “2005 Net Prior Year Development” includes “Total 2005 unfavorable net prior year development (pretax)” of $812 million. Please provide to us an explanation in disclosure type format why these amounts vary and how they relate to each other. Further consider the need to reconcile the information included in the narrative discussion under “2005 Net Prior Year Development” on page [176] to this information in a tabular format. Where “severity” and “frequency” are referenced as the reasons for the changes, please explain in more detail the drivers that caused these two factors to change.

Company Response
[Page number and footnote references correspond to Loews Form 10-K.]
CNA’s approach to disclosing and discussing prior year development is to address both premium development and loss development together. The net prior year development tables included in Note 9 on pages [168 and 169] include both premium and loss development, with disclosure of the two components.

Since CNA uses loss ratios as a useful measure to explain changes in year-over-year results of its property and casualty segments, the net prior year development tables presented only relate to our property and casualty segments. CNA does not use loss ratio as a measure to explain year-over-year results of its Life and Group Non-Core segment.

The “2005 Net Prior Year Development“ table on page [175] includes favorable premium development of $85 million and unfavorable loss development of $897 million related to CNA’s property and casualty segments, which results in net unfavorable development for 2005 of $812 million. The $807 million noted in the first paragraph under the heading on page [174] includes net prior year development for all segments, including the Life and Group Non-Core segment. The amount of net development related to the Life and Group Non-Core segment of $5 million is separately disclosed in the first full paragraph on page [175].

The “Schedule of Loss Reserve Development” table on page [8] conforms to the requirements of Industry Guide 6. Accordingly, the table includes net loss development related to property and casualty business written in CNA’s property and casualty insurance companies, which includes business reported in CNA’s property and casualty segments as well as the Life and Group Non-Core segment. In addition, this table includes net loss development related to unallocated loss adjustment expenses. This table excludes prior year premium development. The Company’s consolidated financial statements may also include net loss development on property and casualty business written in CNA’s life insurance company, and any prior year development on this business is not included in the Guide 6 table. The exclusion of CNA’s life insurance company business from the Guide 6 table is disclosed in the first paragraph under the heading on page [7].

The tables on page [168] relate to all CNA property and casualty business, regardless of whether it is written in a property and casualty insurance company or a life insurance company.

In future filings the Company will revise the “Reconciliation of Claim and Claim Adjustment Expense Reserves” [page 168] to separately disclose the increase/decrease in provision for insured events of prior years on property and casualty business written in CNA’s property and casualty and life insurance companies. The amount related to business written in CNA’s property and casualty companies will agree to the total development in the “Schedule of Loss Development” on page [8].

With regard to the Staff’s request to provide more detail on the drivers of changes in frequency and severity, in future filings the Company will provide expanded disclosure for CNA. The expanded disclosure for CNA will be substantially similar to the paragraphs below that contain the disclosure from the Net Prior Year Development section on page [174] in quotes along with the proposed expanded disclosure.

“Approximately $102 million of unfavorable claim and allocated claim adjustment expense reserve development was due to higher frequency and severity on claims related to excess workers compensation, particularly in accident years 2003 and prior.”

The primary drivers of the higher frequency and severity were increasing medical inflation and advances in medical care. Medical inflation increases the cost of claims resulting in more claims reaching the excess layers covered by CNA. Medical inflation also increases the size of claims in CNA’s layers. Similarly, advances in medical care extend the life expectancies of claimants again resulting in additional costs to be covered by CNA as well as more claims reaching the excess layers covered by CNA.

“In addition, approximately $4 million of unfavorable claim and allocated claim adjustment expense reserve development was recorded due to increased severity on known claims on package policies provided to small businesses in accident years 2002 and 2003. Approximately $10 million of favorable claim and allocated claim adjustment expense reserve development was due to lower severities in the excess and surplus lines runoff business in accident years 2001 and prior.”

These severity changes were driven primarily by judicial decisions and settlement activities on individual cases.

“Approximately $140 million of favorable net prior year claim and allocated claim adjustment expense development was recorded due to improvement in the severity and number of claims for property coverages and marine business, primarily in accident year 2004.”

The improvements in severity and frequency are substantially due to underwriting actions taken by CNA that have significantly improved the results on this business. Underwriting actions taken include efforts to write more business in non-catastrophe prone areas.

“Approximately $126 million of unfavorable net prior year claim and allocated claim adjustment expense development resulted from increased severity trends for workers compensation, primarily in accident years 2002 and prior.”

The primary drivers of the higher severity trends were increasing medical inflation and advances in medical care.

“Approximately $76 million of unfavorable net prior year claim and allocated claim adjustment expense development was attributed to increased severity in liability coverages for large account policies.”

These increases are driven by increasing medical inflation and larger verdicts than anticipated, both of which increase the severity of these claims.

“Approximately $60 million of unfavorable claim and allocated claim adjustment expense development was recorded due to increased claim adjustment expenses and increased severities in the architects and engineers book of business, in accident years 2000 through 2003.”

Previous reviews assumed that severities had increased, at least in part, due to increases in the adequacy of case reserve estimates. Subsequent changes in paid and incurred loss have shown that more of the change was due to larger verdicts and settlements during these accident years. One of the primary drivers of these larger verdicts and settlements is the continuing general increase in real estate values.

“Approximately $24 million of favorable net prior year claim and allocated claim adjustment expense development was recorded as a result of improvements in the claim severity and claim frequency, mainly in recent accident years, from nursing home businesses.”

The improved severity and frequency are due to underwriting changes in this business. CNA no longer writes large national chains and focuses on smaller insureds in selected areas of the country. These changes have resulted in business that experiences fewer large claims.

“Approximately $14 million of favorable net prior year claim and allocated claim adjustment expense development was recorded due to lower severity in the dental program.”

The lower severity is driven by efforts to resolve a higher percentage of claims without a resulting indemnity payment.

Other Insurance, page 178

5.
We note from your disclosures that you recorded a charge related to the commutation of a finite reinsurance contract. Please describe to us in greater detail the nature of the commuted contract and for any other finite reinsurance contracts in force during the periods presented whether commuted or not. Include whether the protection is/was prospective or retrospective, how losses attach/attached to these agreements and any other provisions in the contracts that are not usually included in a standard reinsurance contract. In addition please tell us the economic benefit achieved as a result of these contracts.

Company Response
The finite reinsurance contract commuted in the second quarter of 2005 was entered into by The Continental Corporation prior to CNA’s acquisition of The Continental Corporation in 1995. The treaty provided $400 million of retrospective reinsurance coverage on adverse loss development arising after the effective date on accident years 1990 and prior. The Continental Corporation remitted cash premium to the reinsurer over the term of the contract. The contract provisions specify that the last $400 million of losses paid on the subject accident years attach to this treaty. CNA had the right to commute the treaty at any time after December 31, 2000. The contract contained a notional fund balance calculation that determined the amount of proceeds to be received in the event of commutation.

This contract was entered into prior to the effective date of SFAS No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts (SFAS No. 113). Under the transition guidance in that standard, the accounting for this contract was not affected by the adoption of SFAS No. 113.

Commutation of this treaty was economically attractive because, in addition to the savings related to the elimination of an annual maintenance charge under the contract, CNA believes the market return available for it to invest the $344 million of commutation proceeds would generate a greater return than the future contractual return being earned on the fund balance.

All other finite reinsurance contracts in force during the periods presented are/were funds withheld contracts. CNA has provided explicit disclosure of the effects of these contracts on its results of operations for all periods presented in Note [18].

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter, our responses to it should not be considered an indication that we believe any disclosures in the captioned Form 10-K filing are inadequate or incorrect in any material respect.

If you have any questions or further comments, please feel free to contact me at 212 521-2950, or via fax at 212 521-2329.

Very truly yours,

By:	/s/ Peter W. Keegan
Peter W. Keegan
Senior Vice President
and Chief Financial
Officer